4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

May 14, 2010

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	Susser Holdings Corporation, and co-registrants
Registration Statement on Form S-3
File No. 333-162851

Dear Sirs:

We refer to the registration statement on Form S-3 (File No. 333-162851) (as amended, the “Registration Statement”) of Susser Holdings Corporation (the “Company”), Susser Holdings, L.L.C. (“Susser Holdings”), Susser Finance Corporation (“Susser Finance”) and certain direct and indirect subsidiaries of the Company (the “Guarantors” and, together with the Company, Susser Holdings and Susser Finance, the “Applicants”), relating to the registration of the Company’s common stock, par value $0.01 per share, the debt securities of the Company or of Susser Holdings and Susser Finance and any guarantee of such debt securities.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Applicants hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 12:00 Noon (Eastern time) on Tuesday, May 18, 2010, or as soon as practicable thereafter.

The Applicants hereby each acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any Applicant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Applicants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, each Applicant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call our counsel, Rod Miller of Weil, Gotshal & Manges LLP, at (212) 310-8716 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Susser Holdings Corporation;
Susser Holdings, L.L.C;
Susser Finance Corporation; and
APT Management Company, LLC, as General Partner of Applied Petroleum Technologies, Ltd
APT Management Company, LLC
C&G Investments, LLC
Corpus Christi Reimco, LLC
GoPetro Transport LLC
Stripes Acquisition LLC
Stripes Holdings LLC
Stripes LLC
Stripes No. 1009 LLC
Susser Financial Services LLC
Susser Petroleum Company LLC
T&C Wholesale, Inc.
TCFS Holdings, Inc.
Town & Country Food Stores, Inc.

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
Executive Vice President

Quick Stuff of Texas, Inc.

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
President, Secretary and Treasurer

SSP BevCo I LLC
SSP BevCo II LLC
SSP Beverage, LLC
TND Beverage, LLC

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
Manager

cc:	Mr. Sam L. Susser, Chief Executive Officer

Mr. Rod Miller, Weil, Gotshal & Manges LLP

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